                                                                  EXHIBIT (a)(2)

                     Form of Letter to Eligible Employees


November 19, 2001

_________________
_________________
_________________
_________________

Dear ___:

I am very pleased to announce that the Board of Directors for Wyndham International has decided to offer you the opportunity to exchange your Eligible
Options for Restricted Unit Awards.   The primary reason that this offer is
being made is to enhance the value of the equity stake for employees.   The main
features of the offer includes:

 .  You have the opportunity to exchange your Eligible Options (for years 2000 &
   2001) and receive one Restricted Unit for each share of the Company's class A common stock, par value $0.01 per share, underlying your Eligible Options. Should you decide that this is something you want to do, all of the unexercised Eligible Options that you hold must be exchanged in the offer. No partial exchanges can occur.
 . The Restricted Units received in exchange for the Eligible Options (whether vested or unvested) will vest in equal amounts on the third, fourth, and fifth anniversaries of the date of grant.
 . As more fully described in the enclosed documentation, the Restricted Units will be subject to forfeiture as well as accelerated vesting upon the occurrence of certain events.

More detailed information is provided for you in the enclosed Offer to Exchange document. As you know, stock-related information can be confusing, so you are invited to attend the following WIU E:Learning sessions (HR0127) designed to further clarify the information that you received today as well as provide you with an opportunity to ask questions.

 .  Tuesday, November 27, 2001, 2:00 CST
 .  Tuesday, November 27, 2001, 3:30 CST

If you are currently a WIU E:Learning registered user, please enroll in a session that will best suit your schedule as you would normally do. If you are not a registered user, please go to wiu.wyndham.com and select New User Registration. Then, answer the questions as appropriate. If you are unsure about a particular field, just type a question mark in the field.

In conclusion, the company is committed to employee ownership of capital stock. The board of directors has authorized this exchange to provide an incentive to eligible employees for their continued efforts and dedication. We believe that your Eligible Options no longer provide the incentives that were intended. For example, many of you currently have stock options with exercise prices significantly above current and recent trading prices. Therefore, this program is being offered on a voluntary basis to allow you to choose whether to keep your Eligible Options at their current exercise prices, or to exchange those options for restricted units.

Please direct any questions that you may have at this time to Dixie Sweeney, VP of Compensation & Benefits. She can be reached at 214-863-1081 or
dsweeney@wyndham.com.
--------------------

Sincerely,

/s/ Fred J. Kleisner

Fred J. Kleisner
Chairman & Chief Executive Officer
Wyndham International